Exhibit (a)(1)(C)

Offer to Purchase
All Outstanding Shares of Common Stock
of
ARQULE, INC.
at
$20.00 PER SHARE, Net in Cash
Pursuant to the Offer to Purchase dated December 17, 2019
by
ARGON MERGER SUB, INC.,
a wholly-owned subsidiary of
MERCK SHARP & DOHME CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 15, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 17, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ArQule, Inc., a Delaware corporation (“ArQule”), at a purchase price of $20.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated December 17, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;
2.	The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;
3.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;
4.	ArQule’s Solicitation/Recommendation Statement on Schedule 14D-9; and
5.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., New York City time, on January 15, 2020, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 6, 2019 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among ArQule, Parent and Purchaser pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into ArQule pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with ArQule continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the “Merger”).

The Board of Directors of ArQule has unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interest, of ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were authorized to execute and deliver the Merger Agreement. The ArQule Board unanimously recommends that ArQule stockholders accept the Offer and tender their Shares to Parent pursuant to the Offer.

For Shares to be properly tendered to Purchaser pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. KING & CO., INC.

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call: (212) 269-5550
All Others Call: (800) 622-1649
Email: arql@dfking.com